FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Aleafia Health Inc. (the “Company”)
2nd Floor, 8810 Jane Street
Vaughan, Ontario L4K 2M9

Item 2 — Date of Material Change

August 2, 2018

Item 3 — News Release

The press release disclosing the material change was disseminated on August 2, 2018 through the facilities of CNW.

Item 4 — Summary of Material Change

The Company has announced the appointment of senior finance executive Benjamin Ferdinand as the Company’s new Chief Financial Officer effective on August 20, 2018. The Company has also announced the appointment of Nicholas Bergamini as Vice-President, Public Affairs.

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

The Company has announced the appointment of senior finance executive Benjamin Ferdinand as the Company’s new Chief Financial Officer effective August 20, 2018 and Nicholas Bergamini as Vice-President, Public Affairs.

Reporting directly to the CEO, Mr. Ferdinand will have responsibility of the firm’s overall strategic direction, financial reporting and planning, investor relations, treasury, controller’s operations and corporate development. Mr. Ferdinand entered into an executive employment agreement with the Company under which he was granted an aggregate of 600,000 stock options under the Company’s stock option plan of which 125,000 stock options vest every six months or a 2 year period (Time Based Options) and 100,000 vest upon the completion of various performance milestones as determined by the Board of Directors (Performance Based Options). All options have an exercise price of $0.65 with a five year term.

Mr. Bergamini entered into an executive employment agreement with the Company pursuant to which he was granted an aggregate of 300,000 stock options under the Company’s stock option plan of which 62,500 stock options vest every six months over a 2 year period (Time Based Options) and 50,000 vest upon the completion of various performance milestones as determined by the Board of Directors (Performance Based Options). All options have an exercise price of $0.65 with a five year term.

5.2 — Disclosure for Restructuring Transactions

N/A

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7 — Omitted Information

No significant facts have been omitted from this report.

Item 8 — Executive Officer

Julian Fantino
Chairman
416-860-5665

Item 9 — Date of Report

August 14, 2018